Exhibit 21.1

List of Subsidiaries

Subsidiaries of the Company	Organized Under the Laws of	Percent Owned by the Company

MidWestOne Bank	State of Iowa	100%

MidWestOne Insurance Services, Inc.	State of Iowa	100%

MidWestOne Statutory Trust II	State of Delaware	100% of common securities